Exhibit 99.1

Davis Commodities Limited Announces Pricing of Initial Public Offering

Singapore, September 18, 2023 -- Davis Commodities Limited (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced the pricing of its initial public offering (the "Offering") of 1,087,500 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on September 19, 2023 under the ticker symbol "DTCK."

The Company expects to receive aggregate gross proceeds of US$4.35 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 163,125 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about September 21, 2023, subject to the satisfaction of customary closing conditions.

Proceeds from the Offering will be used for (i) business expansion, including strengthening market position, expanding the scope of product offerings, engaging in strategic acquisitions and investments, joint venture partnerships, and investing in equipment and technology; (ii) repayment of bank borrowings with the incurred interest expenses; and (iii) working capital and general corporate matters.

The Offering is being conducted on a firm commitment basis. Univest Securities, LLC ("Univest") is acting as the sole book-running manager for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. counsel to Univest in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the "SEC") (File Number: 333-270427) and was declared effective by the SEC on September 18, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Univest, Attn: 75 Rockefeller Plaza, Suite 1838, New York, NY 10019, or by email at info@univest.us, or by calling +1 (212)-343-8888. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company's securities, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy, and exclusively distributes the Lin brand in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2022. For more information, please visit the Company’s website: ir.daviscl.com.

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Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

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